UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

(Exact name of registrant as specified in its charter)

Delaware	001-36272	37-1744899
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1450 Centrepark Boulevard, Suite 210
West Palm Beach, Florida 33401
(Address of principal executive offices) (Zip Code)

Sanjiv Khattri Executive Vice President and Chief Financial Officer (561) 207-9600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

This Form SD is filed by Platform Specialty Products Corporation (including its consolidated subsidiaries, "Platform," "we," "us," or "our") pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Rule"), for the reporting period of January 1, 2015 to December 31, 2015 (the "Reporting Period").

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with the Rule, we conducted in good faith a reasonable country of origin inquiry as required by Item 1.01(a) of Form SD (the "RCOI") to assess whether Conflict Minerals (as defined below) necessary to the functionality or production of products we manufactured, or contracted to manufacture, during the Reporting Period originated in the Democratic Republic of the Congo or any of its adjoining countries (as defined in paragraph (d)(1) of Item 1.01 of Form SD)(collectively, the "Covered Countries"), or were from recycled or scrap sources. The Rule defines conflict minerals as cassiterite, columbite-tantalite, gold, wolframite and their derivatives (limited to tin, tantalum and tungsten)(collectively, the "Conflict Minerals").

Following such RCOI, we have no reason to believe that any Conflict Minerals used in products we manufactured, or contracted to manufacture, during the Reporting Period may have originated in any Covered Country. As required by Form SD, we have indicated below such determination and described the related steps undertaken in connection with our RCOI.

Conflict Minerals Disclosure

Description of the RCOI for the Reporting Period

As a leading global producer of specialty chemical products, Platform is committed to ensuring the safety, health and protection of people and the environment worldwide. As a result, we engage in ongoing rigorous due diligence efforts designed to verify, whenever possible, the source of Conflict Minerals used in Platform’s supply chain, so that these Conflict Minerals can be procured in a way that contributes to economic growth and development, rather than to conflict. Pursuant to our Conflict Minerals Policy (the "Conflict Minerals Policy"), we (i) work with our supply chain partners to trace the sources of Conflict Minerals in Platform’s products and eliminate materials that originate in any Covered Country (to the extent not responsibly sourced); (ii) support industry trade groups, suppliers and customers in establishing a verifiable supply chain that draws Conflict Minerals from conflict-free mines; and (iii) comply with applicable laws and regulations regarding the use of Conflict Minerals in Platform's products.

In accordance with our Conflict Minerals Policy, we expect and require our suppliers to comply with applicable laws and regulatory requirements to source Conflict Minerals only from conflict-free sources. Suppliers of Conflict Minerals used in the manufacture of our products must also demonstrate that they understand the Conflict Minerals laws and cooperate to make available to us full material declarations and other relevant documentation that identify the sources and amount of all Conflict Minerals contained in Platform’s products.

In line with this policy, our RCOI and due diligence process for the Reporting Period were conducted in three phases as described below:

Phase One: We requested that all purchasing managers coordinate with their respective suppliers to complete, sign and return a Conflict Minerals Certification and Agreement (the "Conflict Minerals Certification") regarding the use of Conflict Minerals in Platform's products. In the Conflict Minerals Certification, each supplier was required to (i) certify that no Conflict Minerals sold to Platform since January 1, 2015, and throughout the duration of their business relationship with Platform, originated from any Covered Country, or otherwise certify in writing the contents and provenance of any Conflict Minerals used, (ii) agree not to sell to Platform any Conflict Minerals that originate from any Covered Country throughout the duration of its relationship with Platform, and (iii) agree to immediately notify us if such supplier had reason to believe that any Conflict Minerals sold to Platform originated from any Covered Country. In addition, the Conflict Minerals Certification requested that the supplier advise as to whether it would supply any Conflict Minerals to Platform from recycled or scrap sources. For each Conflict Mineral to be supplied from recycled or scrap sources, the supplier was required to certify and undertake that such sources would originate from reclaimed end-user or post-consumer products or scrap created during product manufacturing. To the extent a supplier purchases Conflict Minerals supplied to Platform from recycled or scrap sources, such supplier was asked to confirm that it had received documentation from such sources to support the Conflict Minerals Certification and undertaking included in its Conflict Minerals Certification, which documentation was available to us upon request. If the supplier did not use any Conflict Minerals in the manufacturing of Platform's products, our purchasing managers were asked to submit a certification of non-usage (the "Non-Usage Certification"). In the Non-Usage Certification, each manager was required to certify that compiled data had been collected from the upstream suppliers regarding the sourcing of any Conflict Minerals and that according to the information received no products in the relevant supply chain contained any Conflict Minerals or any of their derivatives. In the Non-Usage Certification, each manager was also required to certify that he or she was committed to only source material from environmentally and socially responsible suppliers.

We received a 100% response rate in relation to these inquiries. This phase enabled us to obtain reasonably reliable representations in relation to past and future use of Conflict Materials in Platform’s products. These representations indicated that none of the Conflict Minerals supplied to Platform, if any, originated in any Covered Country, and in the process of obtaining such representations, we encountered no warning signs or circumstances suggesting otherwise.

Phase Two: In addition to the Conflict Minerals Certification mentioned above, we requested that each supplier which uses Conflict Minerals conduct a reasonable inquiry to identify all the smelters in Platform’s supply chain that supply any Conflict Minerals used in Platform’s products. If such supplier did not source directly from smelters, the supplier was requested to identify all suppliers of such Conflict Minerals and pass on this request down its supply chain in order to identify the smelters in such supplier’s supply chain. Following such inquiry, the supplier was requested to complete, sign and return a questionnaire (the "Reporting Questionnaire"), which requested that the supplier provide information on (i) the Conflict Minerals contained in any products supplied by such supplier to Platform, and (ii) the source of such Conflict Minerals, including the country of origin of the Conflict Minerals used, the smelter name and location. The Reporting Questionnaire was prepared based on the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template. Our objective was to identify each of the smelters that placed Conflict Minerals into our supply chain, which we believed would facilitate our ability to identify the country of origin of the Conflict Minerals contained in Platform's products.

We received a 100% response rate in relation to these inquiries, and reliable evidence and representations were provided by suppliers with respect to the provenance of Conflict Minerals used in Platform’s products. Through this process, we determined that the following components are necessary to the functionality of certain of Platform's products and contain Conflict Minerals:

•	gold flakes used for the manufacture of gold potassium cyanide and gold salts;

•
tin used in the manufacture of stannous chloride, anhydrous, stannous chloride dehydrate, stannous methane sulfonate, stannous oxide, stannous sulfate, potassium stannate, sodium stannate, stantek tin slurry, tin fluoborate and tin methane sulfonate; and

•	tungsten used for the manufacture of ammonium metatungstate.

Phase two enabled us to obtain reasonably reliable evidence and documentation relating to the source of the Conflict Minerals identified above and to reasonably confirm that that no such Conflict Materials originate in any Covered Country. As in Phase one, in the process of obtaining such evidence and documentation we encountered no warning signs or circumstances suggesting otherwise.

Phase Three: Finally, we made further inquiries of our suppliers regarding their respective smelters' supply chains, reviewed their documentation and the representations received from certain smelters, reviewed our suppliers' and the smelters' websites and conducted open-source Internet searches for any further information on our suppliers and the smelters or regarding the country of origin of the Conflict Minerals they used. We also reviewed publicly available information posted by the Conflict Free Smelter Program of the Conflict Free Sourcing Initiative ("CFSI") to assist us in determining whether a smelter was sourcing Conflict Minerals in a socially responsible manner. If a smelter was included on the Compliant Smelter & Refiner Lists (the "Conflict Free Smelter List") maintained by the CFSI, we determined that we would rely on the results of that third-party audit for purposes of (i) the risk assessment with respect to the Conflict Minerals supply chain and (ii) the evaluation of whether the smelters have effective due diligence practices. At the close of our data analysis period, 100% of our smelters were validated as compliant on the Conflict Free Smelter List.

As in Phases one and two, in the process of obtaining further information from our suppliers or through publicly available sources, and in our RCOI process more generally, we encountered no warning signs or circumstances suggesting that any Conflict Materials used in our products may have originated in any Covered Country.

Results of the RCOI for the Reporting Period

As of the date of this filing, based on the good faith RCOI described above, the RCOI responses and analysis of such responses, at it applies to the Reporting Period, we have concluded that we have no reason to believe that the Conflict Minerals used in certain products manufactured or contracted to be manufactured by Platform and necessary to their functionality or production may have originated in any Covered Country.

The Conflict Minerals Disclosure included herein does not relate to the Electronic Chemicals and Photomasks businesses of OMG Group, Inc., acquired on October 28, 2015; Alent plc, acquired on December 1, 2015; and OMG Electronic Chemicals (M) Sdn Bhd, acquired on January 31, 2016 (collectively, the "Acquired Businesses"). Because none of the Acquired Businesses was required to file a specialized disclosure report on Form SD prior to its acquisition by Platform, the reporting for the Acquired Businesses will be included in Platform's future specialized disclosure reports on Form SD in accordance with instruction to Item 1.01(3) of Form SD.
Copies of the Conflict Minerals Disclosure set forth in this Form SD and our Conflict Minerals Policy are publicly available on Platform's website at www.platformspecialtyproducts.com under “Investor Relations - Corporate Governance.” The content of Platform’s website is indicated for general information purposes only and is not incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLATFORM SPECIALTY PRODUCTS CORPORATION
(Registrant)

Date: May 19, 2016	By:	/s/ Sanjiv Khattri
Name: Sanjiv Khattri
Title: Executive Vice President and Chief Financial Officer